UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Textron Inc.

(Exact name of registrant as specified in its charter)

Delaware	1-5480	05-0315468
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

40 Westminster Street, Providence, RI	02903
(Address of principal executive offices)	(Zip Code)

E. Robert Lupone

Executive Vice President, General Counsel and Secretary

(401) 457-2555

(Name and telephone number, including area code, of the

person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒          Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

A copy of Textron Inc.’s Conflict Minerals Report filed for the calendar year ended December 31, 2018 is publicly available at http://investor.textron.com/investors/corporate-governance/default.aspx.

Item 1.02 Exhibit

Textron Inc.’s Conflict Minerals Report for the calendar year ended December 31, 2018 is filed as Exhibit 1.01 hereto.

Section 2 — Exhibits

Item 2.01 Exhibits

Exhibit 1.01                              Textron Inc. Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TEXTRON INC.

BY:	/s/E. Robert Lupone
E. Robert Lupone
Executive Vice President,
General Counsel and Secretary

Date:  May 28, 2019

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